SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)


                      American Mortgage Acceptance Company
                  (formerly American Mortgage Investors Trust)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Shares of beneficial interest, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  027568-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 J. Michael Fried, c/o Phoenix Realty Group LLC
                         535 Madison Avenue, 26th Floor
                    New York, New York 10022, (212) 207-1999
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                         (Continued on following pages)
                               (Page 1 of 6 Pages)

CUSIP No.                              13D                   Page  1 of  6 Pages
027568-10-4

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

J. Michael Fried

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF/OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         74,400

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         74,400

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    137,500*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3.58%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------
*  See Item 5 for relevant disclaimer.

CUSIP No.                            13D/A                   Page  2 of  6 Pages
027568-10-4

This Amendment No. 2 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of March 6, 2000 (the "Schedule 13D") of American Mortgage Acceptance Company filed by J. Michael Fried.

________________________________________________________________________________
Item 1.  Security and Issuer.

          The text of Item 1 to the Schedule 13D is not amended.

________________________________________________________________________________
Item 2.  Identity and Background.

          The text of Item 2 to the Schedule 13D is not amended.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

          The text of Item 2 to the Schedule 13D is not amended.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

          The text of Item 2 to the Schedule 13D is not amended.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

          The text of Item 5 to the Schedule 13D is amended and restated in its entirety as follows:

          (a) The Reporting Person owns beneficially and of record 137,500 shares of beneficial interest of the Issuer (the "Voting Shares"), which represent approximately 3.58% of the issued and outstanding shares of beneficial interest of the Issuer. All of the Voting Shares are held by the Reporting Person in a joint account with Janet C. Fried, the wife of the Reporting Person. The Reporting Person has sole voting and dispositive power with respect to all of the Voting Shares.

          In addition to the Voting Shares, the Reporting Person is the beneficial owner of a 19.2% economic interest in Related AMI Associates, Inc. (the "Advisor"), the advisor to the Issuer, and the Advisor is the record and beneficial owner of 48,308 shares of beneficial interest of the Issuer (the "Advisor Shares"). Pursuant to an agreement between Related Capital Company ("Related"), an entity controlled by the Reporting Person and the Reporting Person, Related has sole control of the voting and dispositive rights with respect to the Advisor Shares. The Reporting Person is not an officer or director of Related and does not by contract or otherwise have any control over the business or operations of Related. Therefore the Reporting Person disclaims any voting or dispositive power with respect to the Advisor Shares, although the Reporting Person may be deemed to be the beneficial owner of 9,275 of the Advisor Shares, representing 0.24% of the outstanding shares of beneficial interest of the Issuer.

          Therefore the Reporting Person may be deemed to be the beneficial owner of 146,775 shares of beneficial interest of the Issuer, representing approximately 3.82% of the outstanding shares of beneficial interest of the Issuer.

          (b) The Reporting Person has sole voting and dispositive power with respect to 137,500 shares of beneficial interest of the Issuer. Based on the retention by an unaffiliated third party of sole voting and dispositive power with respect to the Advisor Shares, the Reporting Person disclaims beneficial ownership of the 48,308 Advisor Shares.

          (c) In the past sixty days, the Reporting Person has sold the following number of shares of beneficial interest of the Issuer in open market transactions through an American Stock Exchange specialist broker, on the dates and for the prices indicated below:


  Date      Action             Security                  Price ($)    Shares
  ----      ------             --------                  ---------    ------
  5/15/01   Sell      American Mortgage Acceptance Co.   10.88       (1,500)
  5/16/01   Sell      American Mortgage Acceptance Co.   11.00       (2,000)
  6/1/01    Sell      American Mortgage Acceptance Co.   10.46       (3,600)
  6/4/01    Sell      American Mortgage Acceptance Co.   10.45       (1,500)
  6/4/01    Sell      American Mortgage Acceptance Co.   10.47       (1,500)
  6/4/01    Sell      American Mortgage Acceptance Co.   10.48       (1,000)
  6/4/01    Sell      American Mortgage Acceptance Co.   10.45       (1,000)
  6/4/01    Sell      American Mortgage Acceptance Co.   10.50       (1,500)
  6/5/01    Sell      American Mortgage Acceptance Co.   10.55       (1,500)
  6/6/01    Sell      American Mortgage Acceptance Co.   10.60       (2,000)
  6/6/01    Sell      American Mortgage Acceptance Co.   10.70       (3,000)
  6/6/01    Sell      American Mortgage Acceptance Co.   10.50       (1,800)
  6/6/01    Sell      American Mortgage Acceptance Co.   10.55       (1,500)
  6/6/01    Sell      American Mortgage Acceptance Co.   10.80       (1,000)
  6/6/01    Sell      American Mortgage Acceptance Co.   10.72       (1,000)
  6/7/01    Sell      American Mortgage Acceptance Co.   10.70       (2,000)
  6/7/01    Sell      American Mortgage Acceptance Co.   10.75       (1,500)
  6/7/01    Sell      American Mortgage Acceptance Co.   10.80       (1,500)
  6/7/01    Sell      American Mortgage Acceptance Co.   10.75       (2,500)
  6/7/01    Sell      American Mortgage Acceptance Co.   10.70       (1,000)
  6/8/01    Sell      American Mortgage Acceptance Co.   10.70       (2,000)
  6/11/01   Sell      American Mortgage Acceptance Co.   10.85       (2,000)
  6/12/01   Sell      American Mortgage Acceptance Co.   10.85       (6,700)
  6/12/01   Sell      American Mortgage Acceptance Co.   10.90       (1,900)
  6/12/01   Sell      American Mortgage Acceptance Co.   10.87       (2,500)
  6/13/01   Sell      American Mortgage Acceptance Co.   10.88         (900)
  6/13/01   Sell      American Mortgage Acceptance Co.   10.88       (1,100)
  6/13/01   Sell      American Mortgage Acceptance Co.   11.05       (2,000)
  6/13/01   Sell      American Mortgage Acceptance Co.   10.90         (100)
  6/13/01   Sell      American Mortgage Acceptance Co.   10.93       (1,800)
  6/13/01   Sell      American Mortgage Acceptance Co.   10.95       (2,000)
  6/14/01   Sell      American Mortgage Acceptance Co.   11.10       (1,800)
  6/19/01   Sell      American Mortgage Acceptance Co.   11.25       (2,000)
  6/21/01   Sell      American Mortgage Acceptance Co.   11.25       (1,500)
  6/21/01   Sell      American Mortgage Acceptance Co.   11.28         (600)
  6/22/01   Sell      American Mortgage Acceptance Co.   11.33       (1,500)
  6/22/01   Sell      American Mortgage Acceptance Co.   11.34         (600)



     (d) None.

     (e) If Reporting Person were deemed to be the beneficial owner of the Advisor Shares (as defined in Item 5(a) above), on or about June 6, 2001 Reporting Person ceased to be the beneficial owner of 5% or more of the shares of beneficial interest of the Issuer. If Reporting Person were not deemed to be beneficial owner of the Advisor Shares, Reporting Person ceased being beneficial owner of 5% or more of the shares of beneficial interest of the Issuer on or about June 4, 2001.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The text of Item 6 to the Schedule 13D is not amended.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

          The text of Item 7 to the Schedule 13D is not amended.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    June 6, 2001
                                        ----------------------------------------
                                                         (Date)


                                               /s/  J. Michael Fried
                                        ----------------------------------------
                                                       (Signature)


                                             J. Michael Fried / President
                                        ----------------------------------------
                                                       (Name/Title)